UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 000-19720

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABAXIS 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

ABAXIS, INC.
3240 Whipple Road
Union City, California 94587

Abaxis 401(K) Plan

_________________________________

Report of independent Registered Public Accounting Firm

To The Plan Administrative Committee and Participants of the Abaxis 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Abaxis 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Abaxis 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedure to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Burr Pilger Mayer, Inc.

San Jose, California
June 28, 2016

ABAXIS 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2015 and 2014

	2015	2014

Assets:
Investments, at fair value	$27,059,812	$26,189,028

Receivables:
Notes receivable from participants	439,205	494,930
Employer contribution	175,193	161,405
Total receivables	614,398	656,335

Net assets available for benefits	$27,674,210	$26,845,363

The accompanying notes are an integral part of these financial statements.

ABAXIS 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2015

Additions:
Additions to net assets attributed to:
Investment income:
Net depreciation in investments	$(1,466,969)
Interest and dividend income	1,295,322
Total investment income	(171,647)

Interest income on notes receivable from participants	21,128

Contributions:
Participants	2,404,510
Employer	692,978
Rollovers	282,201
Total contributions	3,379,689

Total additions, net	3,229,170

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	2,377,556
Administrative expenses	22,767
Total deductions	2,400,323

Net increase in net assets available for benefits	828,847

Net assets available for benefits at:
Beginning of year	26,845,363

End of year	$27,674,210

The accompanying notes are an integral part of these financial statements.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2015 and 2014

1.	Description of the Plan

The following description of the Abaxis 401(k) Plan (formerly, the Abaxis Tax Deferral Savings Plan) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

General

The Plan is a defined contribution plan containing a cash deferred arrangement described in Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan was established on December 1, 1990 and was most recently restated effective April 1, 2015, by Abaxis, Inc. (the “Company”) to provide benefits to eligible employees in the United States, as defined in the Plan document. The Plan is currently designed to be qualified under the applicable requirements of the IRC, as amended, and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration

The Company has contracted a third-party-administrator as the recordkeeper to process and maintain the Plan’s individual participant accounts. Since June 1, 2014, JPMorgan Invest Holdings LLC (“JPMIH”) has been the third-party-administrator. Since September 9, 2013, Reliance Trust Company (“RTC”) has served as trustee and custodian of the Plan. Some expenses incurred for administering the Plan are paid by the Plan.

Employee Eligibility

The Plan covers, in general, with certain specified exclusions, all full-time employees in the United States who have completed one month of service and reached the Entry Date, as defined in the Plan document. The Plan is subject to the provisions of ERISA.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Plan earnings and an allocation of the Company contributions, if any. Participant’s withdrawals, Plan losses and an allocation of administrative expenses are charged to each participant’s account. Allocation of any Company contribution is based on participant contributions and compensation as defined by the Plan.

Participant Contributions

Participants may elect to have the Company contribute a portion of their eligible compensation (not to exceed the amount allowable under current income tax regulations) to the Plan on either a pre-tax or after-tax (Roth) basis. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in their compensation. Contributions withheld are invested in accordance with the participant’s direction.

The Plan includes an Automatic Contribution Arrangement (“ACA”). Under the ACA provisions of the Plan, participants are automatically enrolled for a 3% payroll deferral per pay period. These contributions are defaulted into the Vanguard Target Retirement Funds based on the employee’s age, absent an investment fund election by the employee. Participants have the right to elect not to have the automatic deferrals withheld, and participants also have the right to elect to defer a different percentage.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2015 and 2014

1.	Description of the Plan, continued

Participants are allowed to make rollover contributions of amounts from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provision.

Company Contributions

The Company may make discretionary matching contributions and discretionary profit sharing contributions as defined by the Plan and as approved by the Company’s Board of Directors. In 2015, the Company matched 50% of each eligible participant’s contributions up to a maximum of 2.5% of the participant’s eligible compensation for each quarter in 2015. No discretionary profit sharing contribution was made in 2015.

Vesting

Participants are immediately vested with respect to their participant contributions, plus actual earnings thereon. Participants vest in the Company’s contributions at a rate of 25% per year, and become fully vested after four years of credited service.

Forfeitures

Forfeitures of nonvested Company contributions are used to reinstate any former participant account balance, reduce any Company matching contributions or profit sharing contributions and pay Plan expenses.

During 2015, forfeitures of nonvested account balances were approximately $42,000. Forfeitures used to pay Plan expenses in 2015 were approximately $21,000, which included forfeitures from prior years. The balance of forfeited nonvested accounts at December 31, 2015 and 2014 was $33,000 and $12,000, respectively.

Investments

At December 31, 2015, investments of the Plan were held by RTC, and invested based solely upon instructions received from participants. The Plan’s investments are primarily in mutual funds, the Abaxis Common Stock Fund and a collective investment fund.

The JPMCB Stable Asset Income Fund (“SAIF”), the Plan’s investment contract since September 2013, is a bank-sponsored collective investment fund. SAIF is primarily comprised of benefit-responsive investment contracts that are issued by banks and insurance companies and are backed by fixed income portfolios that primarily consist of U.S. Treasury, agency, investment grade corporates, mortgage-backed and asset-backed securities. Withdrawals from SAIF are permitted on any business day for participant benefit payments and to enable the plan to implement investment elections made by individual participants, provided, however, that such investment elections are not for the purpose of transferring funds out of SAIF to a competing investment option, as determined by the SAIF trustee.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2015 and 2014

1.	Description of the Plan, continued

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. If a participant ceases to make loan repayments, a loan will be in default and may be considered a distribution from the Plan. In any event, the participant’s failure to repay a loan will reduce the benefit the participant would otherwise be entitled to from the Plan. The specific terms and conditions of participant loans are established by the Plan Administrative Committee.

The Plan allows eligible participants to borrow a minimum of $1,000 from their accounts and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participants’ vested balance. Such loans bear fixed interest at 2% above the prime rate as published on the first business day of the month before the loan is originated. The repayment period is limited to 60 months for a general purpose loan. The repayment term of a loan related to a principal residence is limited to 180 months. The notes receivable from participants at December 31, 2015 carry interest rates ranging from 3.25% to 5.25%. Principal and interest are paid ratably through payroll deductions.

Benefit Payments and Withdrawals

The Plan provides for the payment of benefits to the participant (or, if applicable, the beneficiary) upon normal retirement (age 60), termination of service, death, or disability. Participants are entitled to the vested portion of their account balance. Participants may elect to receive their distributions in the form of a single lump-sum payment in cash or installments. Terminated participants with an account balance that does not exceed $1,000 will receive a lump-sum distribution following termination of employment. Terminated participants with an account balance of $1,000 or more (but less than $5,000) will have their account rolled over to an individual retirement account unless they make another distribution election. In-service distributions are also available for participants who have attained age 59 1/2, or who qualify for financial hardship.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their account and Plan assets would be distributed to participants in accordance with Plan provisions.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2015 and 2014

2.	Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and ERISA. Contributions from participants are recorded when withheld from the participant. Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (“exit price”) in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1:  Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:  Directly or indirectly observable inputs as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.

Level 3:  Unobservable inputs that are supported by little or no market data and require the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on investments. The cost of investments is determined using the average-cost basis for calculating realized gains or losses.

Administrative Expenses

Administrative fees in the amount of $22,767 for the year ended December 31, 2015, reflected in the Statement of Changes in Net Assets Available for Benefits, represent recordkeeping fees and are paid directly by the Plan using forfeitures as permitted by the Plan.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2015 and 2014

2.	Significant Accounting Policies, continued

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force).”  Under Part I of the new ASU, fully benefit-responsive investment contracts are to be measured, presented, and disclosed at contract value only. Part II of the ASU eliminates the disclosure requirements for 1) individual investments that represent five percent or more of net assets available for benefits and 2) the net appreciation or depreciation for investment by general type (disclosure in the aggregate is still required), for both participant-directed investments and nonparticipant-directed investments. Part III of the ASU permits the election of a practical expedient to measure investments and investment-related accounts as of a month end date that is closest to the Plan’s fiscal year end, when the fiscal period does not coincide with the month end. Any significant contribution, distribution, or other event that occurs between these two measurement dates is required to be disclosed. The amendments in all three parts of the Accounting Standards Update take effect for fiscal years beginning after December 15, 2015, with earlier application permitted. Parts I and II are required to be presented retrospectively for all periods presented, while Part III is to be applied prospectively. The Plan has elected to adopt Part I early, and is currently evaluating the impact of Part II. Part III is not applicable to this Plan. For the Plan’s investment with indirect investments in fully benefit-responsive investment contracts, the adjustment from fair value to contract value for fully benefit-responsive investment contracts of $49,631 has been removed from the statement of net assets available for benefits as of December 31, 2014. This investment is presented at fair value as determined by its net asset value. See Note 3 for further discussion and disclosures related to fair value measurements.

In May 2015, the FASB issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-07”). ASU 2015-07 eliminates the requirement to categorize investments measured using the net asset value (“NAV”) practical expedient in the fair value hierarchy table. The new guidance will be applied retrospectively and is effective for fiscal years beginning after December 31, 2016, and interim periods within those fiscal years. Early adoption is permitted. Plan management is currently evaluating the impact that the new guidance will have on the Plan’s financial statements.

Reclassifications

Certain reclassifications have been made to prior year data to conform to current year presentation.

Subsequent Events

In accordance with accounting standards affecting disclosures of subsequent events, the Plan Administrative Committee evaluated subsequent events for recognition and disclosure through the date which these financial statements were issued. The Plan Administrative Committee concluded that no material subsequent event has occurred since December 31, 2015 that requires recognition or disclosure in the financial statements.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2015 and 2014

3.	Investments and Fair Value Measurements

The following presents the fair value of assets held for investment purposes and those individual investments representing five percent or more of the Plan’s net assets available for benefits at December 31, 2015 and 2014:

	2015	2014

Investments:
Abaxis Common Stock Fund	$2,493,754	$2,797,575
American Funds the Growth Fund of America	*	1,389,767
Fidelity Spartan 500 Index	1,793,374	1,537,303
JPMCB Stable Asset Income Fund	2,911,612	2,694,112
Vanguard Target Retirement 2020	1,789,507	**
Vanguard Target Retirement 2025	1,532,709	**
Vanguard Target Retirement 2030	1,916,571	1,843,619
Vanguard Target Retirement 2035	1,511,230	1,460,790
Other funds less than 5% of net assets available for benefits	13,111,055	14,465,862
Total assets held for investment purposes	$27,059,812	$26,189,028

*	Less than five percent of the Plan's net assets available for benefits at December 31, 2015.
**	Less than five percent of the Plan's net assets available for benefits at December 31, 2014.

The Plan’s investments, including gains and losses on investments bought, sold and held during the year ended December 31, 2015, appreciated (depreciated) in value as follows:

2015
Mutual funds	$(1,379,013)
Common stock fund	(122,921)
Collective investment fund	34,965
Net depreciation in investments	$(1,466,969)

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2015 and 2014

3.	Investments and Fair Value Measurements, continued

The following summarizes the Plan’s assets that are measured at fair value on a recurring basis, within the fair value hierarchy as defined by ASC 820, as of December 31, 2015 and 2014.

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$10,317,800	$-	$-	$10,317,800
Blend funds	4,019,017	-	-	4,019,017
Fixed income funds	1,297,911	-	-	1,297,911
Growth funds	4,513,835	-	-	4,513,835
Value funds	1,207,997	-	-	1,207,997
Other	297,886	-	-	297,886
Total mutual funds	21,654,446	-	-	21,654,446
Common stock fund	2,493,754	-	-	2,493,754
Total assets in the fair value hierarchy	$24,148,200	$-	$-	24,148,200
Investments measured at net asset value				2,911,612
Investments at fair value				$27,059,812

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$9,447,466	$-	$-	$9,447,466
Blend funds	4,342,326	-	-	4,342,326
Fixed income funds	1,315,850	-	-	1,315,850
Growth funds	3,863,572	-	-	3,863,572
Value funds	1,495,221	-	-	1,495,221
Other	232,906	-	-	232,906
Total mutual funds	20,697,341	-	-	20,697,341
Common stock fund	2,797,575	-	-	2,797,575
Total assets in the fair value hierarchy	$23,494,916	$-	$-	23,494,916
Investments measured at net asset value				2,694,112
Investments at fair value				$26,189,028

There were no Plan assets and liabilities measured and recorded at fair value on a non-recurring basis as of December 31, 2015 and 2014. There were no transfers between Level 1 and Level 2 fair value measurements during 2015 and 2014.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2015 and 2014, respectively.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (if eligible)	Redemption Notice Period
Collective investment fund	$2,911,612	N/A	Daily	30 days

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if eligible)	Redemption Notice Period
Collective investment fund	$2,694,112	N/A	Daily	30 days

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2015 and 2014

3.	Investments and Fair Value Measurements, continued

Below is a description of the valuation methodologies used for the fair value measurements:

Mutual funds are publicly traded investments, which are valued at quoted NAV of shares held by the Plan at year end as these instruments have active markets.

The common stock fund consists primarily of Abaxis common stock. Fair value is based upon quoted market prices at year end as these instruments have active markets.

The collective investment fund is valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

4.	Related Party and Party-In-Interest Transactions

Certain Plan investments are managed by JP Morgan, an affiliate of JPMIH, the recordkeeper of the Plan. Any purchases and sales of these funds were performed equivalent to those that prevail in arm’s-length transactions. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

The Plan invests in common stock of the Company and transactions in this common stock are related-party transactions. The Plan held the following investments in the Abaxis Common Stock Fund (“the Stock Fund”) as of December 31, 2015 and 2014:

	Shares	Fair Value

December 31, 2015	44,787	$2,493,754
December 31, 2014	49,226	$2,797,575

Participants may contribute to the Stock Fund, and may transfer funds from the Stock Fund to other Plan investment options available in the Plan. The participant investment election into the Stock Fund is limited to 20%. The value of a participant’s investment in the Stock Fund may exceed 20% of the participant’s total investment portfolio. However, once a participant’s investment in the Stock Fund exceeds 20% of the participant’s total portfolio, transfers to the Stock Fund via exchange from other investments will be prohibited. During 2015, the Plan received cash dividends of $20,929 on shares of the Company’s common stock held.

The Company’s matching contribution is made either in the Company’s common stock or cash, as elected by the Company’s Board of Directors.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2015 and 2014

5.	Income Tax Status

In April 2015, the Plan adopted a Prototype Nonstandardized 401(k) Plan, which has received a favorable opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2014. The Prototype Nonstandardized 401(k) Plan has been amended subsequent to the receipt of the IRS opinion letter; however the Plan Administrative Committee believes that the adopted prototype, as amended, is currently designed and being operated in compliance with the applicable requirements of the IRC.

6.	Reconciliation of Financial Statements to Form 5500

The following schedule is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014:

2014
Net assets available for benefits per the financial statements	$26,845,363
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	49,631
Net assets available for benefits per the Form 5500	$26,894,994

The following schedule is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2015:

Year Ended December 31, 2015
Increase in net assets available for benefits per the financial statements	$828,847
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(49,631)
Increase in net assets available for benefits per the Form 5500	$779,216

7.	Risk and Uncertainties

The Plan provides for various investment options in any combination of investment securities. In addition, the Company’s common stock is included as an investment option in the Plan. Investment securities are exposed to various risks, such as those associated with interest rates, market conditions, and credit-worthiness of the securities’ issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates, or other factors will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Supplemental Schedule

Abaxis 401(K) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
(Plan Number 001  EIN 77-0213001)
December 31, 2015

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Fair Value

*	Abaxis Common Stock Fund	Common Stock	$2,493,754
*	JPMCB Stable Asset Income Fund	Collective investment fund	2,911,612
*	Participant Loans	Interest rate of 3.25% to 5.25% with maturities ranging from 2016 to 2021	439,205
	American Funds EuroPacific Growth	Mutual Fund	778,444
	American Funds Smallcap World	Mutual Fund	272,254
	American Funds the Growth Fund of America	Mutual Fund	1,146,121
	Columbia Mid Cap Growth	Mutual Fund	930,726
	Dodge & Cox International Stock	Mutual Fund	663,489
	Dodge & Cox Stock	Mutual Fund	472,140
	Fidelity Spartan 500 Index	Mutual Fund	1,793,374
	Fidelity Spartan Extended Market Index	Mutual Fund	675,283
	Goldman Sachs Mid Cap Value	Mutual Fund	735,857
	Hartford Small Company	Mutual Fund	439,261
*	JPMorgan Disciplined Equity	Mutual Fund	947,029
*	JPMorgan Large Cap Growth	Mutual Fund	611,967
	Pimco Total Return	Mutual Fund	1,037,179
	T Rowe Price Small Cap Value	Mutual Fund	274,904
	Vanguard Intermediate-Term U.S. Treasury	Mutual Fund	260,732
	Vanguard Target Retirement 2010	Mutual Fund	522,801
	Vanguard Target Retirement 2015	Mutual Fund	950,779
	Vanguard Target Retirement 2020	Mutual Fund	1,789,507
	Vanguard Target Retirement 2025	Mutual Fund	1,532,709
	Vanguard Target Retirement 2030	Mutual Fund	1,916,571
	Vanguard Target Retirement 2035	Mutual Fund	1,511,230
	Vanguard Target Retirement 2040	Mutual Fund	889,968
	Vanguard Target Retirement 2045	Mutual Fund	725,751
	Vanguard Target Retirement 2050	Mutual Fund	363,003
	Vanguard Target Retirement 2055	Mutual Fund	101,072
	Vanguard Target Retirement Income	Mutual Fund	14,409
	Vanguard Total Bond Market Index	Mutual Fund	297,886

	Total		$27,499,017

*	Party-in-interest

All investments are participant directed; therefore, cost information has not been presented.

Signature

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Abaxis 401(K) Plan

Date: June 28, 2016	By:	/s/ Ross Taylor
Ross Taylor
Chief Financial Officer and Vice President of Finance
Member of Abaxis 401(k) Plan Administrative
Committee, as Plan Administrator

Exhibit Index

Exhibit No.	Description

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM